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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                GSI LUMONICS INC.
                                -----------------
             (Exact name of registrant as specified in its charter)


         NEW BRUNSWICK, CANADA                                    38-1859358
         ---------------------                                    ----------
(State of incorporation or organization)                        (IRS Employer
                                                             Identification No.)


   105 SCHNEIDER ROAD, KANATA, CANADA                              K2K 1Y3
   ----------------------------------                              -------
(Address of principal executive offices)                          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

     NONE                                                  Not applicable


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates: _______ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK PURCHASE RIGHTS
                          ----------------------------
                                (Title of class)


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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On April 12, 1999, the board of directors (the "Board") of GSI Lumonics Inc. (the "Company") adopted a shareholders rights plan (the "Rights Plan"), which was ratified by the Company's shareholders at its annual meeting on May 11, 1999. Under the Rights Plan, one purchase right ("Right") has been issued in respect of each common share of the Company outstanding as of that date and one right has been and will be issued in respect of each common share of the Company issued thereafter. The terms of the Rights are set forth in a Shareholder Rights Plan Agreement dated as of April 12, 1999 (the "Rights Agreement") between the Company and Montreal Trust Company of Canada (the "Rights Agent").

         Each Right entitles the registered holder thereof to purchase from the Company one common share at the exercise price of Cdn$200, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, common shares of the Company having an aggregate market price equal to twice the Exercise Price.

         Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the common shares of the Company and will be transferable only together with the associated common shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Company describing the Rights, will be mailed to holders of record of common shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of common shares issued prior to the Expiration Time to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for common shares. The Rights will trade separately from the common shares after the Separation Time.


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         The Separation Time is the Close of Business on the eighth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later Business Day as may from time to time be determined by the Board of Directors. If a Take-over Bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

         In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Company's outstanding common shares and any other shares in the share capital or any voting interest of the Company entitled to vote generally on the election of directors ("Voting Shares"). Currently, no Voting Shares other than the common shares are outstanding. Excluded from the definition of "Acquiring Person" are the Company and its subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition and a Pro Rata Acquisition. The definitions of "Voting Share Reduction", "Permitted Bid Acquisition", "Exempt Acquisition" and "Pro Rata Acquisition" are set out in the Agreement. However, in general:

         (a) a "Pro Rata Acquisition" means an acquisition of Voting Shares pursuant to a dividend reinvestment plan, share purchase plan, stock dividend, a stock split or other similar event. It also means the acquisition or exercise of share purchase rights distributed pursuant to a bona fide rights offering or a public or private distribution of Voting Shares or Convertible Securities (including a conversion or exchange of such Convertible Securities) but only if the acquisition allows the acquirer to maintain its percentage holding of Voting Shares;


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         (b) a "Voting Share Reduction" means an acquisition or redemption by the Company of Voting Shares;

         (c) an "Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of the Plan or which was made prior to the date of the Agreement; and

         (d) a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

         Also excluded from the definition of "Acquiring Person" are underwriters acting in connection with a bona fide distribution of securities to the public.

         In general, a Person is deemed to Beneficially Own common shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).

         A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

         The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. A Person shall not be deemed to be the Beneficial Owner of a security because the holder of such security has either agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate or because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates until the earlier of such security being accepted


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unconditionally for payment or exchange pursuant to the Take-over Bid and such security being taken up and paid for. "Permitted Lock-Up Agreement" is defined in the Agreement; however, generally a "Permitted Lock-Up Agreement" is an agreement between a Person and one or more holders of Voting Shares to tender shares to a Take-over Bid (the "Lock-Up Bid") which agreement provides that the obligation to tender or deposit is terminable at the option of the holder of Voting Shares if another Take-over Bid is made at a price or value per Voting Share that is at least 5% in excess of the Lock-up Bid or another Take-over Bid is made for a number of Voting Shares at least 5% greater than a number of Voting Shares bid for under the Lock-Up Bid at a price or value that is not less than the price or value offered under the Lock-up Bid and in the event that the Lock-up Bid is not successful no break- up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the cash equivalent of 2 1/2% of the price or value payable under the Lock-up Bid to the holders of Voting Shares who are party to the Permitted Lock-up Agreement.

         There are other exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) a fund manager ("Fund Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust Company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "Plan Administrator") of one or more pension funds or plans (a "Plan") registered under Canadian or U.S. law or (iv) an agency (the "Crown Agent") established by statute, and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies. The foregoing exemptions only apply so long as the Fund Manager, Trust Company, Plan Administrator or Crown Agent is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities


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(X) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person, (Y) pursuant to a distribution by the Company or (Z) by means of a Permitted Bid (as defined below).

         Finally, a Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Fund Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Administrator as another Person or Plan on whose account the Fund Manager, Trust Company or Plan Administrator, as the case may be, holds such security; or (ii) the Person is a Client of a Fund Manager, Estate Account, Other Account or Plan, and the security is owned by the Fund Manager, Trust Company or Plan Administrator, as the case may be.

         A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived occurs, each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Plan, that number of common shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Stock Acquisition Date the Exercise Price is $200.00 and the Market Price of the common shares is $40.00, the holder of each Right would be entitled to purchase common shares having an aggregate Market Price of $400.00 (that is, 10 common shares) for $200.00 (that is, a 50% discount from the Market Price).

         A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:


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         (a) the Take-over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Company, other than the Offeror;

         (b) the Take-over Bid contains, and the take-up and payment for the securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

             (i) no Voting Shares shall be taken-up or paid for pursuant to the Take-over Bid (a) prior to the Close of Business on the date which is not to be less than 45 days following the date of the Take-over Bid and (b) unless at the Close of Business on that date, the Voting Shares deposited or tendered pursuant to the Take-over Bid and not withdrawn constitute more than 50% of the Voting Shares outstanding which are held by Independent Shareholders;

             (ii) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take up of or payment for Voting Shares;

             (iii) any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

             (iv) if more than 50% of the Voting Shares held by Independent Shareholders are deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid shall remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

         If a Permitted Bid ceases to be a Permitted Bid because it ceases to meet any or all of the criteria at any time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, ceases to be an acquisition of Voting Shares made pursuant to a Permitted Bid (or a Competing Permitted Bid, as described below).

         A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 45 days so long as it is open until the


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later of 21 days after the date of the Competing Permitted Bid and 45 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made.

         The Board of Directors acting in good faith may, with prior shareholder approval, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $.0001 per Right, appropriately adjusted for anti-dilution as provided in the Agreement (the "Redemption Price").

         The Board of Directors is required to waive the application of the Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person under the Plan; and (ii) the Acquiring Person, within 10 days after the determination by the Board of Directors or such later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date.

         In the event that a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, more than 50% of the outstanding common shares (including shares held at the date of the bid), the Board of Directors shall, immediately upon the consummation of the acquisition, be deemed to have elected to redeem the Rights at the Redemption Price.

         The Board of Directors may, prior to the occurrence of the relevant Flip-In Event, upon prior written notice to the Rights Agent, waive the application of the Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Plan, the Board of Directors shall be deemed to have waived the application of the Plan, in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the


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expiry of a bid for which a waiver is, or is deemed to have been, granted.

         The Board of Directors may, prior to the Close of Business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice to the Rights Agent, waive the application of the Plan to a Flip-In Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that at the time the waiver becomes effective, the Person having acquired the Voting Shares is no longer an Acquiring Person. If such a waiver becomes effective prior to the Separation Time, the applicable Flip-In Event shall be deemed not to have occurred.

         Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, or if the Board of Directors grant a waiver under the circumstances described in (e) above after the Separation Time, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

         Upon the Rights being so redeemed, all the provisions of the Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

         If the Board of Directors is deemed to have elected or elects to redeem the Rights as described in paragraphs (a) or (c) above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the common shares or, after the Separation Time, the holders of the Rights.


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         The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including: (a) if there is a stock dividend (other than pursuant to any dividend reinvestment plan) on the common shares, or a subdivision or consolidation of the common shares, or an issuance of common shares (or Convertible Securities) in respect of, in lieu of or in exchange for common shares; or (b) if the Company fixes a record date for the distribution to all holders of common shares of certain rights or warrants to acquire common shares or Convertible Securities, or for the making of a distribution to all holders of common shares or evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in common shares) or other securities.

         No adjustment in Exercise Price will be made unless it represents, on a cumulative basis with other unreflected adjustments, at least a 1% change in the Exercise Price.

         The following changes may be made subject to subsequent ratification by the holders of the common shares or, after the Separation Time, Rights: (a) changes that the Board of Directors, acting in good faith, determines are necessary to maintain the validity of the Agreement and the Rights as a result of any change in any applicable legislation, regulation or rules; and (b) changes to the Plan in order to cure any clerical or typographical error.

         At or prior to the first annual meeting of shareholders of the Company following the third anniversary of the date of the Agreement, the Board of Directors must submit to the shareholders a resolution ratifying the continued existence of the Plan. If a majority of common shares held by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Plan, the Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the then current Redemption Price. Otherwise, the Plan, if ratified, confirmed and approved at the after its third anniversary, will remain in force for a period of six years.


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         Shareholder ratification of the Plan is not required by law but is required by The Toronto Stock Exchange on which the common shares are listed.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as an Exhibit and incorporated herein by reference.

Item 2.  EXHIBITS

1. Rights Agreement, dated as of April 12, 1999 (the "Rights Agreement") between GSI Lumonics and Montreal Trust Company of Canada, as Rights Agent.

3. Form of Rights Certificate (attached as Exhibit A to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                GSI LUMONICS INC.



Dated: January 24, 2002                         By: /s/ Charles D. Winston
                                                    --------------------------
                                                Name:  Charles D. Winston
                                                Title: Chief Executive Officer



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                                  EXHIBIT INDEX

         The following designated exhibits are filed herewith:

================================================================================

--------------------------------------------------------------------------------

1. Rights Agreement, dated as of April 12, 1999 (the "Rights Agreement") between GSI Lumonics Inc. and Montreal Trust Company of Canada, as Rights Agent.

--------------------------------------------------------------------------------

2. Form of Rights Certificate (attached as Exhibit A to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

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